

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2014

<u>Via E-mail</u>
Raúl Revuelta Musalem
Chief Financial Officer
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
Avenida Mariano Otero No. 1249-B
Torre Pacífico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco
Mexico

> **Re:** **Grupo Aeroportuario del Pacífico, S.A.B. de C.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2013**
> **Filed April 16, 2014**
> **File No. 1-32751**

Dear Mr. Musalem:

We refer you to our comment letter dated June 30, 2014, regarding business contacts with Cuba. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance

        Jorge U. Juantorena
        Cleary Gottlieb Steen & Hamilton LLP